UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Parks! America, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

701455107
(CUSIP Number)

Geoff Gannon, Andrew Kuhn
Focused Compounding Capital Management, LLC
3838 Oak Lawn Ave., Suite 1000
Dallas, TX 75219
(433) 755-1227
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ?? 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?
*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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SCHEDULE 13D

1
NAME OF REPORTING PERSON

Focused Compounding Fund, LP





2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS)
(a)
?








(b)
?

3
SEC USE ONLY
4
SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)
?

6
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER


29,110,150

8
SHARED VOTING POWER


0

9
SOLE DISPOSITIVE POWER


29,110,150

10
SHARED DISPOSITIVE POWER


0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,110,150
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
(SEE INSTRUCTIONS)
?



13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.5%(1)
14
TYPE OF REPORTING PERSON

IN
(1)	Based upon 75,517,763 shares of common stock
outstanding as of December 7, 2023, as disclosed in its Form 10-K that was filed on December 12, 2023, by the Issuer with the Securities and Exchange Commission. This
Amendment No. 1 filing constitutes an exit filing as the Filing Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.



?
This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Focused Compounding Fund L.P. (?Focus Compounding?) (the ?Reporting Person?) on January 28, 2020 (the ?Schedule 13D?) with respect to the common stock, $0.001 par value per share (the ?Shares), of Parks! America, Inc. (the ?Company?). Capitalized terms used but not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item
3.
Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On December 14, 2023, Focused Compounding closed a transaction where it acquired 16,012,700 shares of the Common Stock of the Issuer. The shares were sold in a privately negotiated transaction with an individual stockholder for a purchase price of $0.25 per share, or $4,000,000.00 in the aggregate. As a result of the closing of the transactions described, Focused Compounding beneficially owns approximately 38.5% of the Issuer?s outstanding common stock.


Item
4.
Purpose of Transaction. `

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On December 14, 2023, Focused Compounding entered into a Stock Purchase Agreement (the ?Stock Purchase Agreement?) for the sale of 16,012,700 shares of Common Stock of the Issuer. These shares were sold in a privately negotiated transaction for a purchase price of $0.25 per share, or $4,000,000 in the aggregate. The transactions under the Stock Purchase Agreement closed on December 14, 2023.

As a result of the closing of the transactions under the Stock
Purchase Agreement, the Reporting Person beneficially owns approximately 38.5% of the Issuer?s outstanding Common Stock.

Focused Compounding has engaged Investercom Shareholder
Intelligence to solicit proxies on Focused Compounding?s behalf during a special election to elect a new board of directors.

Although Focused Compounding has taken this action in preparation for a special election, there can be no assurance such a special election will take place as it is possible that Focused Compounding and the board could reach an agreement prior to Focused Compounding calling a special election.

In recent days, Focused Compounding has not had any discussions with the board about a special election. Such discussions could occur at any time.

Item 6. 	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The description of the Stock Purchase Agreement in Item 4 above is hereby incorporated by reference.



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SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2023





FOCUSED COMPOUNDING FUND, LP




By:
/s/ Andrew Kuhn

Name:
Title:
Andrew Kuhn
Managing Member of General
Partner